UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


    X ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ______ to ______.


                         Commission file number 0-19239

           LAW COMPANIES GROUP, INC. 401(k) SAVINGS PLAN (the "Plan")
                            (Full title of the Plan)


                                LAW GIBB GROUP, INC.
           1105 Sanctuary Parkway, Suite 300, Alpharetta, Georgia 30004
         (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)













                              REQUIRED INFORMATION

     Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herein in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A) The following financial statements and schedule are being filed pursuant to the Required Information to Form 11-K:

     1) Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

     2) Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2000

     3) Schedule

          a) Schedule of Assets (Held at End of Year) - December 31, 2000

B) The following exhibit is filed as part of this annual report

          Exhibit 23 Consent of Independent Auditors

             AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                 Law Companies Group, Inc. 401(k) Savings Plan
          December 31, 2000 and 1999 and year ended December 31, 2000 with Report of Independent Auditors







                            Law Companies Group, Inc.
                               401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule

          December 31, 2000 and 1999 and year ended December 31, 2000




                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule of Assets (Held at End of Year)......................................10

                         Report of Independent Auditors

Plan Administrator
Law Companies Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Law Companies Group, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets Held at End of Year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ Ernst & Young LLP

Atlanta, Georgia
June 12, 2001

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                        December 31
                                                 2000                  1999
                                             -----------           -----------

Assets
Investments at contract value                $20,440,543           $19,361,174
Investments, at fair value                    32,807,379            35,107,261
Contributions receivable:
   Employer                                            -                42,935
   Participants                                        -               170,600
                                             -----------           -----------
Total receivables                                      -               213,535
                                             -----------           -----------
Net assets available for benefits            $53,247,922           $54,681,970
                                             ===========           ===========



See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions to net assets attributed to:
   Participant contributions                                   $     5,552,176
   Employer contributions                                              916,200
   Investment income                                                 1,440,891
                                                               ----------------
                                                                     7,909,267
Deductions from net assets attributed to:
   Distributions to participants                                     7,842,518
   Administrative expenses                                             107,608
                                                               ----------------
                                                                     7,950,126

Net realized and unrealized depreciation in fair value
   of investments                                                   (1,393,189)
                                                               ----------------
Net decrease                                                        (1,434,048)

Net assets available for benefits at beginning of year              54,681,970
                                                               ----------------
Net assets available for benefits at end of year                   $53,247,922
                                                               ================



See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. Description of Plan

The Law Companies Group, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan sponsored by LawGibb Group, Inc. (the "Company").

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for Law Companies Group, Inc. 401(k) Savings Plan for a more complete description of the Plan's provisions. Copies of this booklet are available from the plan administrator.

General

The Plan covers substantially all U.S. employees of the Company who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to the lesser of 20% of their pre-tax annual compensation, as defined by the Plan, or the maximum allowable by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches 100% of contributions from participants on the first 1% of the participant's compensation, and 50% of contributions from participants on the next 2% of the participant's compensation. All contributions are remitted to the Plan bi-weekly.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions, rollovers and allocations of (a) the Company's contributions and (b) Plan earnings and losses. Investment results are allocated to participant's accounts based upon relative balances of the individual accounts on the valuation date as defined by the Plan. Forfeited balances of terminated participants' non-vested accounts are applied to future employer contributions and used to offset Plan expenses. Forfeitures in 2000 approximated $190,000 and were applied to employer contributions.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Company contributions plus earnings thereon vest 100 percent after 5 years of credited service.

Payment of Benefits

The vested value of benefits are payable to a participant upon termination of service, retirement, disability, or to the participant's beneficiary upon death of the participant in either lump-sum or annuity distributions. Accounts allocated to withdrawn participants for benefit claims that have been processed and approved for payment prior to year end but not yet paid totaled $188,829 and $443,290 as of December 31, 2000 and 1999, respectively.

Participant Loans Receivable

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of his/her vested account balance. The loans bear interest at the prime rate plus 2% and must be repaid within 5 years. The respective participant's loan principal and interest are repaid ratably through bi-weekly payroll deductions.

Administrative Expenses

The Plan pays from the forfeiture account all administrative expenses not paid by the Company. In 2000, the Company paid certain of the Plan's administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan has a group annuity contract with Massachusetts Mutual Life Insurance Company (Mass Mutual). Mass Mutual receives contributions in exchange for participation units in various investment options.

The fair values of the participation units owned by the Plan in Mass Mutual's separate investment accounts are based on quoted redemption values as determined by Mass Mutual on the last business day of the plan year. The investment in the guaranteed income fund is stated at contract value, as determined by Mass Mutual, which represents contributions made under the contract, plus interest, less distributions and administrative expenses.

Investments in LawGibb Group, Inc. Common Stock are stated at fair value based on a third party appraisal.

3. Investments

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices for shares of pooled separate accounts and by estimation using a third party appraisal for common stock as follows:

                                                             Net Realized and
                                                                Unrealized
                                                           Depreciation in Fair
                                                           Value of Investments
                                                          ----------------------

Common Stock                                               $      (109,019)
Shares of pooled separate accounts                              (1,284,170)
                                                          ----------------------
                                                           $    (1,393,189)
                                                          ======================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                           December 31
                                                      2000             1999
                                                  -----------      -----------

Massachusetts Mutual Life Insurance Company:
     Guaranteed Income Fund                       $20,440,543      $19,361,174
     Core Equity Account                            9,659,958       14,953,603
     Balanced Account                               3,057,343        4,129,534
     Indexed Equity Account                                 *        3,014,081
     Contrafund Account                             4,868,575        6,026,736
     Small Cap Equity Account                       3,078,320                *

* Balance is less than 5% of net assets.

4. Investment with Insurance Company

The guaranteed income fund held by the Plan is fully benefit-responsive and as such has been recorded at contract value. The average yield for the guaranteed income fund for the years ended December 31, 2000 and 1999 was 6.8% and 7.1%, respectively. The crediting interest rate was also 6.8% and 7.1% at December 31, 2000 and 1999. At December 31, 2000 and 1999, the fair values of the investment accounts approximated $19,892,000 and $20,168,000, respectively, as determined by Mass Mutual. The Plan's intention is to hold the guaranteed income fund until maturity and to make withdrawals from the accounts to pay benefits in the normal course of operations of the Plan.

5. Plan Termination

Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest, permit any part of the Plan's assets to revert to the Company, or permit any part of the Plan's assets to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. Upon Plan termination, each participant's account will become fully vested.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Transactions with Related Party

Effective May 14, 1996, the Plan was amended to eliminate the ability of participants to invest in the Company common stock and to eliminate the Company's matching contributions in the form of the Company common stock. As of December 31, 2000 and 1999, the Plan held 34,485 and 43,300 shares of Company common stock respectively, with a fair value of $878,728 and $1,230,604, respectively.




                            Law Companies Group, Inc.
                               401(k) Savings Plan

                        EIN: 58-0537111 Plan Number: 002
                               Schedule H Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000

                      (b)                                                                               (e)
          Identity of Issue, Borrower,                      (c)                         (d)        Current Value
 (a)        Lessor or Similar Party              Description of Investment              Cost
------- --------------------------------- ----------------------------------------- ------------- ----------------

     *  Massachusetts Mutual Life         Guaranteed Income Fund, (1) maturing
           Insurance Company                December 31, 2001, 6.8%                                 $20,440,543
     *  Massachusetts Mutual Life
           Insurance Company              Core Equity Account                                         9,659,958
     *  Massachusetts Mutual Life
           Insurance Company              Balanced Account                                            3,057,343
     *  Massachusetts Mutual Life
           Insurance Company              Indexed Equity Account                                      2,338,491
     *  Massachusetts Mutual Life
           Insurance Company              Small Cap Equity Account                                    3,078,320
     *  Massachusetts Mutual Life
           Insurance Company              Core Bond Account                                           1,252,623
     *  LawGibb Group, Inc.               LawGibb Common Stock                                          878,728
     *  Massachusetts Mutual Life
           Insurance Company              Money Market Account                                          155,415
     *  Massachusetts Mutual Life
           Insurance Company              Destiny Aggressive Account                                        229
     *  Massachusetts Mutual Life
           Insurance Company              Growth Equity Account                                       1,789,631
     *  Massachusetts Mutual Life
           Insurance Company              International Equity Account                                  834,812
     *  Massachusetts Mutual Life
           Insurance Company              Mid Cap Growth Account                                      2,139,943
     *  Massachusetts Mutual Life
           Insurance Company              Small Cap Growth Account                                      917,963
     *  Massachusetts Mutual Life
           Insurance Company              Self-Directed Brokerage (see attached)                        220,851
     *  Massachusetts Mutual Life
           Insurance Company              Contrafund Account                                          4,868,575
        Participants                      Loans, rates from 9.75% to 11.50%,
                                            maturing through December 31, 2005                        1,614,497
                                                                                                  ----------------
                                          Total investments                                         $53,247,922
                                                                                                  ================


* Indicates a party-in-interest to the Plan.
(1) Reported at contract value.
Note: Cost information has not been included because all investments are participant directed.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                        EIN: 58-0537111 Plan Number: 002
                               Schedule H Line 4i

                     Schedule of Assets (Held at End of Year)

                                December 31, 2000

Self-Directed Brokerage

State Street Brokerage                                      Current Value
---------------------------------------------------------  ---------------
SSGA Money Market Fund                                          $  25,694

Common Stocks:
   Allaire Corp                                                     1,509
   AOL                                                              8,874
   Cisco System Inc                                                 6,961
   EMC Corp                                                         2,616
   Emulex Corp                                                      6,650
   Exodus Communications Inc                                        4,000
   Hewlett-Packard Co                                              12,625
   Home Depot Inc                                                   3,883
   Intel Corp                                                      21,495
   Juniper Networks Inc                                             6,177
   Linear Technology Corp                                          13,875
   Microsoft Corp                                                   4,338
   Motorola Inc                                                     5,265
   Network Appliance Corp                                           5,135
   Nokia Corp                                                      10,875
   Nortel Networks Corp                                            11,222
   Oracle Corp                                                     13,195
   Real Networks Inc                                                8,228
   Texas Instruments Inc                                            9,475
   Vertel Corp                                                      2,461
                                                           ---------------
Total Common Stocks                                               158,859

Mutual Funds:
   White Oak Growth Stock                                          20,185
   Rydex OTC Fund                                                  16,113
                                                           ---------------

Total Mutual Funds                                                 36,298

                                                           ---------------

Total Self-Directed Brokerage                                    $220,851
                                                           ===============
11

                              SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

LAW COMPANIES GROUP, INC.
401(k) SAVINGS PLAN



/s/ R. B. Fooshee
-----------------
Robert B. Fooshee
Member of the Plan Administrative Committee

Dated:  June 28, 2001


12